

November 30, 2022

James G. Coogan
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

     Re: Kaman Corporation
        Form 10-K for the Year Ended December 31, 2021
        Filed February 24, 2022
        File No. 001-35419

Dear James G. Coogan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Non-GAAP Financial Measures
Organic Sales, page 50

1.   We note your presentation of organic sales, net of an adjustment for "sales of disposed businesses that did not qualify for discontinued operations." As the divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, please clarify how these non-GAAP measures do not represent individually tailored accounting measures per Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Financial Statements
Notes to Consolidated Financial Statements
3. Business Combinations, page 80

2.   Please tell us and explain in the notes to your financial statements how you determined the useful lives that are being used to amortize customer relationships. As part of your response and your revised disclosure, please explain in further detail why you believe that these categories of intangibles will continue to contribute to your expected cash flows for periods of 30 to 38 years from the acquisition date pursuant to the guidance in ASC 350-30-35. Please also address the same for the customer relationships obtained in the Aircraft Wheel and Brake acquisition that have a life of 24 years per page 10 of your September 30, 2022 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing